Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

New Pacific Metals Corp. (the "Company" or "New Pacific")
Suite 1750 – 1066 West Hastings Street
Vancouver, British Columbia, Canada, V6E 3X1

Item 2.	Date of Material Change

November 18, 2020

Item 3.	News Release

The news release with respect to the material change referred to in this report was disseminated on November 19, 2020 through Globe Newswire and subsequently filed under the Company's profile on SEDAR at www.sedar.com.

Item 4.	Summary of Material Changes

The Company announced the successful completion of its previously announced spin-out of all common shares of Whitehorse Gold Corp. ("Whitehorse") held by the Company to Company shareholders effective November 18, 2020 by way of a share exchange under a court approved plan of arrangement.

Item 5.	Full Description of Material Change

On November 18, 2020, New Pacific and Whitehorse completed a statutory arrangement under the Business Corporations Act (British Columbia) (the "Arrangement"). Under the Arrangement, New Pacific and Whitehorse completed a series of transactions whereby New Pacific distributed all of the Whitehorse common shares held by New Pacific (the "Spin-Out Shares") to the holders of New Pacific common shares such that shareholders of New Pacific (other than dissenting shareholders) became holders of the Spin-Out Shares and Whitehorse ceased to be a subsidiary of New Pacific.

For additional information, please refer to the management information circular dated August 27, 2020, which was filed under New Pacific's profile on SEDAR at www.sedar.com.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Gordon Neal
President
Phone: (604) 633-1368
info@newpacificmetals.com
www.newpacificmetals.com

Item 9.	Date of Report

November 24, 2020